May 15, 2023

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington DC 20549

Attention:	Ameen Hamady
Shannon Menjivar
Ruairi Regan
Pam Howell

Re:	AI Transportation Acquisition Corp
Amended Registration Statement on Form S-1
Filed April 25, 2023
File No. 333-270558

Dear Ladies and Gentlemen,

On behalf of our client, AI TRANSPORTATION ACQUISITION CORP (the “Company”), we hereby provide a response to the comments issued in a letter by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated May 4, 2023, with respect to the Company’s Amended Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing a revised Registration Statement via Edgar ( “Amendment No. 2”).

In order to facilitate the review by the Staff of Amendment No. 2, we have responded, on behalf of the Company, to the comments set forth in the Staff’s letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s letter.

Amended Registration Statement on Form S-1

Prospectus Cover Page, page 1

1. Your revised disclosure in response to prior comment 1 does not appear to address several elements of that comment; therefore, we reissue the comment. Please provide prominent disclosure about the legal and operational risks associated with the Sponsor being located in and a majority of your executive officers and/or directors being located in or having significant ties to China. Your disclosure should make clear whether these risks could result in a material change in your search for a target company and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has added disclosure addressing the Staff’s comment on the cover page, in the summary, and on pages 47, 82-83 and 103 of Amendment No. 2.

2. Refer to prior comment 2. Please revise your disclosure to address the newly released set of regulations, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, published by the China Securities Regulatory Commission on February 17, 2023 that took effect on March 31, 2023. Describe the impact to you from the Trial Measures, if any.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has added disclosure addressing the Staff’s comment on the cover page and pages 5 and 78-79 of Amendment No. 2.

Risk Factors, page 44

3. We note your response and reissue prior comment 3. It remains unclear how purchases by your sponsor, officers, directors, advisors or their affiliates from public stockholders for the purpose of voting those shares in favor of a proposed business combination would comply with the requirements of Rule 14e-5 under the Exchange Act. Please clarify. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance. In addition, please reconcile the disclosure on page 31 that “to the extent that any public shares are purchased, such public shares will not be voted as required by Tender Offers and Schedules Compliance and Disclosure Interpretations Question 166.01 promulgated by the SEC” with the disclosure in the next paragraph that “the purpose of any such purchases of shares could be to vote such shares in favor of the initial business combination and thereby increase the likelihood of obtaining shareholder approval of the initial business combination or to satisfy a closing condition in an agreement with a target that requires us to have a minimum net worth or a certain amount of cash at the closing of our initial business combination, where it appears that such requirement would otherwise not be met.”

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 33 and 124-125 of Amendment No. 2 to address the Staff’s comment.

4. Refer to prior comment 4. Please include a statement that the remaining shareholders that do not elect to redeem may economically bear the impact of the excise tax.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has added disclosure addressing the Staff’s comment on page 55 of Amendment No. 2.

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If you have any additional questions regarding any of our responses or the Registration Statement, please do not hesitate to contact Debbie A. Klis on (202) 935-3390.

Kindest regards,

/s/ Rimon P.C.
Rimon P.C.

cc: Yongjin Chen, Chief Executive Officer, AI TRANSPORTATION ACQUISITION CORP